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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person

  Glenarthur        The Rt. Hon. The Lord Simon
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   (Last)               (First)                 (Middle)

  Millennium Chemicals Inc.
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                                    (Street)
  230 Half Mile Road

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   (City)               (State)                 (Zip)

  Red Bank                 NJ                   07701
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2. Issuer Name and Ticker or Trading Symbol

  Millennium Chemicals Inc. (MCH)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

  March 1998
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5. If Amendment, Date of Original (Month/Year)

  October 1996
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6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   [ X ]   Director                             [   ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock $0.01 par value/share                                                                  213          D        (1)
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Common Stock $0.01 par value/share                                                                1,353          D        LTSIP (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    of                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:
1. When the Company was demerged (i.e., spun-off) from Hanson PLC ("Hanson") on October 1, 1996, each holder of Hanson Ordinary Shares received, as a dividend, one share of Company Common Stock for every 70 Hanson Ordinary Shares owned on such date. The Company's records at the time of the demerger indicated that Lord Glenarthur had received 300 shares of Company Common Stock as a dividend on October 1, 1996. The Company filed Lord Glenarthur's Form 3 dated October 8, 1996, his Form 5 dated February 13, 1997 and the Form 4 dated November 7, 1997 based on that information. The Company has just learned that Lord Glenarthur received 213 shares of Company Common Stock as a dividend on October 1, 1996, not 300 shares. The Company is hereby amending such filings to correct such error.

2. Represents shares issued under the Company's Long-Term Stock Incentive Plan in partial payment of annual Directors' fees





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      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedures.